FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	The 143rd (interim period) Business Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 29, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Business Report
The 143rd (interim period) Business Report
April 1, 2019 ― September 30, 2019

Takeda Pharmaceutical Company Limited
TSE Code: 4502

<Top Message>
I would like to express my sincere gratitude to all of our shareholders for your tremendous support for our company.
This report presents the state of our business activities during the 143rd interim period (April 1, 2019 – September 30, 2019).
I sincerely appreciate the continued understanding and support of all our shareholders.

Christophe Weber
Representative Director,
President & CEO

Financial Highlights

1.Business Performance

■Consolidated Financial Results (April 1 to September 30, 2019)
Consolidated financial results for the six-month period ended September 30, 2019 are as follows:

	Billion JPY
	FY2018 H1	FY2019 H1	Change versus the same period of the previous fiscal year
Revenue	880.6	1,660.2	779.6	88.5%
Cost of Sales	(231.3)	(572.3)	(341.0)	147.4%
Selling, General and Administrative expenses	(293.8)	(462.5)	(168.7)	57.4%
Research and Development expenses	(151.4)	(230.4)	(78.9	52.1%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(48.3)	(273.7)	(225.4)	466.7%
Other Operating Income	32.3	11.3	(21.0)	(65.0)%
Other Operating Expenses	(16.1)	(82.4)	(66.2)	410.4%
Operating Profit	172.0	50.3	(121.6)	(70.7)%
Finance Income	4.4	17.4	13.0	293.8%
Finance Expenses	(19.6)	(99.3)	(79.6)	406.0%
Share of Profit of Investments Accounted for Using the Equity Method	4.0	4.0	0.0	0.0%
Profit (Loss) Before Income Tax	160.8	(27.6)	(188.3)	(117.1)%
Income Tax (Expenses) Benefit	(34.3)	60.8	95.1	(277.4)%
Net Profit for the Period	126.5	33.3	(93.2)	(73.7)%

Revenue. Revenue for the six-month period ended September 30, 2019 was 1,660.2 billion JPY, an increase of 779.6 billion JPY, or 88.5%, compared to the same period of the previous year. The revenue contribution of the products obtained through the acquisition of Shire (767.5 billion JPY) was the main driver of revenue growth.
Year-on-year change in revenue for this six-month period in each of our main therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 341.6 billion JPY, a year-on-year increase of 89.5 billion JPY, or 35.5%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 168.4 billion JPY, a year-on-year increase of 40.0 billion JPY, or 31.2%. Market share growth in the U.S. and in Europe was driven by further penetration of bio-naïve segment in UC and CD. In Japan, sales increased primarily as a result of the newly approved CD indication. Sales of TAKECAB (for acid-related diseases) were 35.0 billion JPY, an increase of 7.7 billion JPY, or 28.3% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, added 29.3 billion JPY to our revenue.

•
Rare Diseases. Products obtained through the acquisition of Shire contributed 327.2 billion JPY of revenue in Rare Diseases in the period. The biggest contributors in each therapeutic area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 35.5 billion JPY, 83.2 billion JPY, and 30.7 billion JPY, respectively.

•
PDT Immunology. In PDT (Plasma-Derived Therapies) Immunology, revenue increased by 183.7 billion JPY compared to the same period of the prior year to 191.7 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 146.5 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 34.1 billion JPY and other PDT immunology products added 11.1 billion JPY of aggregate sales.

•
Oncology. In Oncology, revenue was 214.8 billion JPY, a year-on-year increase of 16.4 billion JPY, or 8.3%. Sales of NINLARO (for multiple myeloma) were 38.3 billion JPY, an increase of 8.9 billion JPY, or 30.2%, versus the same period of the previous year, reflecting strong growth in global sales particularly in the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 4.7 billion JPY, or 22.1%, to 25.8 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. Revenue attributable to ALUNBRIG (for non-small cell lung cancer) increased by 1.1 billion JPY, or 48.3% to 3.4 billion JPY, as it continues to launch in European countries. Sales of VELCADE (for multiple myeloma) decreased by 1.3 billion JPY, or 1.9% compared to the same period of the previous year to 63.6 billion JPY, of which ex-US royalty income was 6.5 billion JPY, a year-on-year decrease of 5.1 billion JPY, or 44.1%, due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, revenue was 213.9 billion JPY, a year-on-year increase of 167.4 billion JPY, or 360.5%. This increase was largely attributable to the neuroscience portfolio obtained through the acquisition of Shire, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 131.5 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 34.6 billion JPY, an increase of 7.5 billion JPY, or 27.6%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy.

(Note) For more details of sales by product, please refer to the Data Book which is the supplementary material for the financial statements.
Takeda’s web-site
https://www.takeda.com/investors/reports/

Revenue by Geographic Region
Revenue for each region is as follows:
Billion JPY; percentages are portion of total revenue

Revenue:	FY2018 H1		FY2019 H1
Japan	274.2	31.1%	299.4	18.0%
United States	321.1	36.5%	805.9	48.5%
Europe and Canada	158.6	18.0%	321.8	19.4%
Russia/CIS	27.5	3.1%	36.9	2.2%
Latin America	34.7	3.9%	75.8	4.6%
Asia (excluding Japan)	51.9	5.9%	83.9	5.1%
Other	12.6	1.4%	36.5	2.2%
Total	880.6	100.0%	1,660.2	100.0%
Cost of Sales. Cost of Sales increased 341.0 billion JPY, or 147.4%, to 572.3 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the acquisition of Shire and by 137.8 billion JPY in non-cash charges, mainly from the unwinding of the fair value step up on inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 168.7 billion JPY, or 57.4%, to 462.5 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative* and cost synergies from the integration of Shire.

*	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 78.9 billion JPY, or 52.1%, to 230.4 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 225.4 billion JPY, or 466.7%, to 273.7 billion JPY compared to the same period of the previous year. This primarily represents 211.3 billion JPY amortization of intangible assets related to the assets obtained through the acquisition of Shire and an impairment charge of 15.6 billion JPY related to our decision to terminate the SHP616 AMR program following the interim readout in May 2019.
Other Operating Income. Other Operating Income decreased 21.0 billion JPY, or 65.0%, to 11.3 billion JPY compared to the same period of the previous year. The decrease was primarily due to an 18.4 billion JPY gain on sale of 100% of the shares that Takeda held in Guangdon Techpool Bio-Pharma Co., LTD. recorded in the same period of the previous year and decreased gains on sale of Property, Plant and Equipment of 5.0 billion JPY compared to the same period of the previous year, which was partially offset by a 2.2 billion JPY gain on sale of the shares Takeda held in Axcelead Drug Discovery Partners, Inc. recorded in the current period.
Other Operating Expenses. Other Operating Expenses were 82.4 billion JPY, an increase of 66.2 billion JPY, or 410.4%, compared to the same period of the previous year, primarily due to an increase of 49.6 billion JPY in restructuring expenses resulting from the progress of the Shire integration program. The valuation reserve for pre-launch inventories also was negatively impacted by 16.2 billion JPY comprised of 8.5 billion JPY recorded for the six-month period ended September 30, 2019 and 7.7 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 121.6 billion JPY, or 70.7% compared to the same period of the previous year to 50.3 billion JPY.
Net Finance Expenses. Net Finance Expenses were 81.9 billion JPY in the current period, an increase of 66.7 billion JPY compared to the same period of previous year, mainly due to interest on bonds and loans used to partially fund the acquisition of Shire as well as interest on debt assumed from Shire.
Income Tax (Expenses) Benefit. We recorded an income tax benefit of 60.8 billion JPY in the current period, compared to income tax expenses of 34.3 billion JPY for the same period of the previous year. This decrease was mainly due to the recognition of a non-cash deferred tax benefit of 56.3 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform).
Net Profit for the Period. Net Profit for the Period decreased 93.2 billion JPY, or 73.7%, compared to the same period of the previous year to 33.3 billion JPY.

■Underlying Results (April 1 to September 30, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Core Operating Profit*1 represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
*1 For FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results
Underlying results for the six-month period ended September 30, 2019 are as follows:

FY2019 H1
Underlying Revenue Growth*[2]	-0.2%
Underlying Core Operating Profit Margin	32.2%
Underlying Core EPS	249.25 JPY
*2 Growth versus FY2018 H1 pro-forma revenue (6-month April-September 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire's oncology business, which was sold in August 2018, prior to Takeda acquisition.)

Underlying Revenue Growth was -0.2% compared to the same six-month period of the previous year. Revenue attributable to Takeda’s 14 global brands*3 grew by 20.5%, which was fully offset by the negative impact of intensified competition and generic erosion.
*3    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

•
GI. In Gastroenterology, underlying revenue increased by 8.9% compared to the same period of the previous year. Growth of ENTYVIO (+33.9%) and TAKECAB (+28.3%) fully absorbed the declines of off-patented products such as pantoprazole (-16.0%), lansoprazole (-28.1%), and LIALDA (-50.0%), which all faced further generic erosion. GATTEX/REVESTIVE (+17.0%) further reinforced our leadership in GI, partly benefitting from a pediatric indication obtained in the U.S. this year.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 10.5% due to higher competitive pressure and product recall of NATPARA. Competitive pressure was strong in Rare Hematology (-12.7%), as our hemophilia A products were especially impacted by competition, with significant decreases in ADVATE (-15.9%) and FEIBA (-24.4%), and lower revenue growth of ADYNOVATE (+5.4%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-19.2%) reflect lower sales of CINRYZE (-56.0%) and FIRAZYR (-58.8%) due to stocking in the prior year, fewer patients on CINRYZE, and impact from loss of exclusivity and less utilization of FIRAZYR, partially offset by TAKHZYRO sales in the U.S. In Rare Metabolic (+1.0%), parathyroid hormone, NATPARA (-2.2%) was recalled in the U.S. in September this year due to an issue related to the rubber septum of its cartridge.

•
PDT Immunology. Underlying revenue of PDT Immunology increased by 3.6% compared to the same period of the previous year. Immunoglobulin product revenue increased by 3.0% driven by the growth across both SCIG (subcutaneous immunoglobulin) and IVIG (intravenous immunoglobulin). Albumin product revenue increased by 16.9%.

•
Oncology. In Oncology, the year-over-year increase was 10.5%, led by NINLARO (+32.7%) and ADCETRIS (+32.7%). ALUNBRIG also marked a growth rate of 50.7%. The only major Oncology product that declined on an underlying basis was VELCADE (-1.5%) with a 43.8% decrease in ex-US royalty income due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, underlying revenue increased by 5.6% due to the growth of VYVANSE (+5.4%) and TRINTELLIX (+28.1%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 38.7% due to greater impacts from generic competition.

Underlying Revenue Growth*[4] by Therapeutic Area
GI	+8.9%
Rare Diseases	-10.5%
Rare Metabolic	+1.0%
Rare Hematology	-12.7%
Hereditary Angioedema	-19.2%
PDT Immunology	+3.6%
Oncology	+10.5%
Neuroscience	+5.6%
Other	-8.2%
Total	-0.2%
*4 Growth versus FY2018 H1 pro-forma revenue (6-month April-September 2018 combined revenue of Legacy Takeda and Legacy Shire, which was previously reported under US GAAP and conformed to IFRS without material differences, and excluding Legacy Shire’s oncology business, which was sold in August 2018, prior to the Takeda acquisition.)

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, the divestiture of which was completed in July 2019, and net sales from TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products, with completion of divestiture of TACHOSIL also expected to occur within FY2019.

Underlying Core Operating Profit Margin for the current period was 32.2%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the integration of Shire.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 541.6 billion JPY.

Underlying Core EPS for the current period was 249.25 JPY.

2.Outlook for Fiscal 2019
The full year forecast for consolidated reported results for fiscal 2019 has been revised from the previous forecast (announced on July 31, 2019), as follows:
FY2019 Reported Forecast
Billion JPY

	Previous Forecast (July 31, 2019)	Revised Forecast (October 31, 2019)	vs. Previous Forecast	vs. Fiscal 2018
Revenue	3,300.0	3,260.0	(40.0)	+1,162.8	+55.4%
Operating profit	(166.0)	(110.0)	+56.0	(315.0)	—%
Profit before tax	(342.0)	(290.0)	+52.0	(384.9)	—%
Net profit for the period (attributable to owners of the Company)	(367.7)	(273.0)	+94.7	(382.1)	—%
EPS (JPY)	(236.05)	(175.31)	+60.74	(288.81)	—%
Core Operating Profit*	910.0	930.0	+20.0	+470.7	+102.5%
* For FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit". Its definition has not changed as described in section (ii) Underlying Results (April 1 to September 30, 2019), Definition of Core and Underlying Growth.
The revised forecast in the table above reflects the business momentum of Takeda’s 14 global brands and favorability of operating expenses and cost synergies.
The revenue forecast has been decreased by 40.0 billion JPY, or 1.2%, to 3,260.0 billion JPY, predominantly reflecting the negative impact of foreign currency, most notably the appreciation of the yen and the NATPARA recall in the U.S*1., partially offset by upwardly revised assumptions for products such as ENTYVIO, TAKECAB and VYVANSE.
Core Operating Profit has been increased by 20.0 billion JPY, or 2.2%, to 930.0 billion JPY, reflecting the positive impact from cost efficiencies and synergies. The Operating Profit forecast has been increased by 56.0 billion JPY, or 33.7%, to a loss of 110.0 billion JPY, reflecting the increase in Core Operating Profit, and revised assumptions for the full year impact of purchase price accounting expenses*2.
Reported EPS has been increased by 60.74 JPY to a loss of 175.31 JPY, benefitting from the recognition of a non-cash deferred tax benefit relating to the Tax Reform in Switzerland.
*1 In September 2019, NATPARA was recalled in the U.S. due to an issue related to the rubber septum of its cartridge.
*2 Takeda has made adjustments to the provisional fair value as of the acquisition date of assets acquired through the acquisition of Shire including NATPARA, and accordingly revised assumptions for the full year impact of purchase price accounting. The revised forecast reflects decrease in amortization expense of intangible assets and decreased amount charged to cost of sales from unwinding of the fair value step-up on inventory.

Major assumptions used in preparing the FY2019 Revised Reported Forecast

		Billion JPY
	Fiscal 2018	Fiscal 2019
FX rates	1 USD = 111 JPY 1 Euro = 129 JPY 1 RUB = 1.7 JPY 1 BRL = 29.5 JPY 1 CNY = 16.5 JPY	1 USD = 109 JPY 1 Euro = 121 JPY 1 RUB = 1.7 JPY 1 BRL = 26.9 JPY 1 CNY = 15.5 JPY
R&D expenses	(368.3)	(484.0)
Shire acquisition related costs
Operating expenses (acquisition costs, etc.)	(25.3)	(7.0)
Other operating expenses (integration costs)	(59.6)	(146.0)
Financial expenses (interest costs, etc.)	(41.3)	(80.0)
Financial expenses	(83.3)	(172.0)
Impact from Shire's purchase accounting (major items)
Cost of sales (unwind of inventory fair value adjustment)	(82.2)	(211.0)
Amortization of intangibles assets (Shire acquisition)	(99.2)	(423.0)
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(95.4)	(93.0)
Impairment losses on intangible assets	(8.7)	(121.0)
Capital expenditures	244.6	180.0 - 230.0
Depreciation and amortization (excluding intangible assets associated with products)	(77.2)	(150.0)
Management Guidance

	Previous Guidance (July 31, 2019)	Revised Guidance (October 31, 2019)
Underlying Revenue Growth*	Flat to slightly increasing	Flat to slightly increasing
Underlying Core Operating Profit Margin	Mid-to-high-twenties %	High-twenties %
Underlying Core EPS	360 - 380 yen	370 - 390 yen
Annual dividend per share	180 yen	180 yen
* Constant Exchange Rate growth compared to baseline of 3,300 billion JPY. This baseline revenue is a pro-forma which adds Legacy Shire’s (April - December 2018) revenue previously reported under US GAAP and conformed to IFRS without material differences, excluding Legacy Shire’s oncology business, which was sold in August 2018, and converted to JPY using FY2018 full year average rate (111 JPY/USD). Baseline revenue is also adjusted for divested assets such as Techpool, Multilab, and TACHOSIL from Legacy Takeda and XIIDRA from Legacy Shire.
Takeda has upwardly revised its full-year profit and margin guidance with business momentum more than offsetting the recall of NATPARA in the U.S.
Forward looking statement
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

3.Interim Dividend for Fiscal 2019
Takeda maintains its annual dividend policy of 180 JPY per share.
For the six-month period ended September 30, 2019, Takeda’s Board of Directors approved the payment of an interim dividend of 90 JPY per share. The dividend will be paid on December 2, 2019.

Condensed Interim Consolidated Financial Statements [IFRS]

Condensed Interim Consolidated Statements of Income

	JPY (millions)
	Six-month period ended September 30,
	2018	2019
Revenue	880,611	1,660,169
Cost of sales	(231,341)	(572,302)
Selling, general and administrative expenses	(293,783)	(462,469)
Research and development expenses	(151,432)	(230,363)
Amortization and impairment losses on intangible assets associated with products	(48,288)	(273,652)
Other operating income	32,331	11,316
Other operating expenses	(16,142)	(82,389)
Operating profit	171,956	50,310
Finance income	4,411	17,370
Finance expenses	(19,618)	(99,268)
Share of profit of investments accounted for using the equity method	4,031	4,031
Profit (loss) before tax	160,780	(27,557)
Income tax (expenses) benefit	(34,291)	60,837
Net profit for the period	126,489	33,280
Attributable to:
Owners of the Company	126,668	33,184
Non-controlling interests	(179)	96
Net profit for the period	126,489	33,280
Earnings per share (JPY)
Basic earnings per share	161.76	21.32
Diluted earnings per share	160.93	21.25

Condensed Interim Consolidated Statements of Other Comprehensive Income

	JPY (millions)
	Six-month period ended September 30,
	2018	2019
Net profit for the period	126,489	33,280
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	13,008	(9,916)
Re-measurement loss on defined benefit plans	(163)	(4,612)
	12,845	(14,528)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	66,680	(180,311)
Cash flow hedges	1,704	(1,256)
Hedging cost	(152)	(67)
Share of other comprehensive income (loss) of investments accounted for using the equity method	(171)	3
	68,061	(181,631)
Other comprehensive income (loss) for the period, net of tax	80,906	(196,159)
Total comprehensive income (loss) for the period	207,395	(162,879)
Attributable to:
Owners of the Company	207,742	(162,996)
Non-controlling interests	(347)	117
Total comprehensive income (loss) for the period	207,395	(162,879)

Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2019	As of September 30, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment	1,331,932	1,457,060
Goodwill	4,187,006	4,029,507
Intangible assets	4,846,981	4,425,199
Investments accounted for using the equity method	114,658	124,708
Other financial assets	192,241	225,870
Other non-current assets	87,472	92,449
Deferred tax assets	88,991	150,908
Total non-current assets	10,849,281	10,505,701
CURRENT ASSETS:
Inventories	953,474	840,840
Trade and other receivables	741,907	779,431
Other financial assets	23,276	13,916
Income tax receivables	7,212	26,306
Other current assets	109,666	104,697
Cash and cash equivalents	702,093	543,517
Assets held for sale	497,198	65,733
Total current assets	3,034,826	2,374,440
Total assets	13,884,107	12,880,141

LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	4,766,005	4,853,219
Other financial liabilities	235,786	409,237
Net defined benefit liabilities	156,513	158,564
Accrued income taxes	61,900	60,159
Provisions	33,760	28,497
Other non-current liabilities	73,881	61,725
Deferred tax liabilities	869,313	804,422
Total non-current liabilities	6,197,158	6,375,823
CURRENT LIABILITIES:
Bonds and loans	984,946	171,391
Trade and other payables	327,394	280,409
Other financial liabilities	47,340	68,658
Accrued income taxes	118,910	175,698
Provisions	388,920	428,634
Other current liabilities	439,076	421,517
Liabilities held for sale	216,775	88,327
Total current liabilities	2,523,361	1,634,634
Total liabilities	8,720,519	8,010,457

	JPY (millions)
	As of March 31, 2019	As of September 30, 2019
EQUITY
Share capital	1,643,585	1,668,092
Share premium	1,650,232	1,666,141
Treasury shares	(57,142)	(87,082)
Retained earnings	1,569,365	1,477,589
Other components of equity	353,542	140,974
Equity attributable to owners of the Company	5,159,582	4,865,714
Non-controlling interests	4,006	3,970
Total equity	5,163,588	4,869,684
Total liabilities and equity	13,884,107	12,880,141

(Note) Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations during the six-month period ended September 30, 2019. For this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively revised.

The companies in which Takeda Pharmaceutical Company Limited (Takeda) directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see "Item 3. Key Information-D. Risk Factors" in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this report should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this report may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").

The acquisition of Shire closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to "Legacy Takeda" businesses are to our businesses held prior to our acquisition of Shire. References to "Legacy Shire" businesses are to those businesses acquired through the acquisition of Shire.

This report includes certain pro forma information giving effect to the acquisition of Shire as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the acquisition of Shire had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the acquisition of Shire and/or which happened subsequently to the acquisition of Shire, such as divestitures and the effects of the purchase price allocation for the acquisition of Shire, and therefore may not accurately reflect the effect on our financial condition and results of operations if the acquisition of Shire had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.

Recent Topics

<General Management>
TOPICS: The Opening of TAKEDA LIFE THEATER
In April this year, we opened the TAKEDA LIFE THEATER on the first floor of the Takeda Global Headquarters (Nihonbashi-Honcho, Chuo-ku, Tokyo), a new facility designed to contribute to the development of the local community. Centered on the familiar and important theme of health, it is a theater where people can learn visually about “life and the human body.” The first program to be shown at this facility, based on the concept of “embark on a journey of discovery inside the human body,” focuses on the intestines. The videos are shown in spectacular 4K resolution, with a high-performance sound system, and allow anybody to learn freely about the mysteries of the intestines and the role of intestinal bacteria, as well as providing hints for improving the intestinal environment.

<Prescription Drug Business>
TOPICS: Takeda Applies for Authorization of a New Drug
In April this year, Takeda applied to the European Medicines Agency (EMA) for authorization of a subcutaneous formulation of vedolizumab, a gut-selective biologic, for maintenance therapy in adults with moderately to severely active ulcerative colitis and Crohn’s disease. This was followed in May and August by applications for the drug as maintenance therapy for moderately to severely active ulcerative colitis to the U.S. Food & Drug Administration (FDA) and the Japanese Ministry of Health, Labour and Welfare respectively. If approved, a subcutaneous formulation of vedolizumab, together with the intravenous option, will provide patients with greater choice.
In Japan, Takeda submitted a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare for Cabozantinib malate, a treatment for unresectable and metastatic renal cell carcinoma, in April this year. The application is based on the results of a phase-3 METEOR trial, a phase-2 CABOSUN trial, and a phase-2 Cabozantinib-2001 trial.
In addition, in July this year Takeda submitted a New Drug Application (NDA) to the Japanese Ministry of Health, Labour and Welfare for Vonicog Alfa, a human von Willebrand Factor preparation that is a treatment for von Willebrand disease.
Von Willebrand disease is caused by qualitative abnormalities and quantitative decreases or defects in the von Willebrand Factor (VWF), which performs an important role in blood clotting. The most effective treatment method is VWF replacement therapy. This is the first such drug in the world to be approved, as well as the only genetically engineered VWF drug.

<CSR>
TOPICS: Initiatives for Global Health
Takeda always puts the patient at the center. As a global, R&D-driven biopharmaceutical company, we aim to create cutting-edge innovations that can be used to solve unmet medical needs, through collaboration with outstanding partners around the world. One such initiative is Takeda’s active involvement in global health. In May this year, we established the “Takeda Chair in Global Child Health” at the London School of Hygiene & Tropical Medicine, the first to be fully endowed by a company, with the aim of reducing an estimated 5.3 million child deaths in low and middle-income countries.
In June this year, in addition to becoming the first private sector company to announce a financial commitment to The Global Fund to Fight AIDS, Tuberculosis and Malaria (the Global Fund), our employees also voted to select five programs, focused on disease prevention, capacity building and multiple-year commitment, for Takeda’s Global CSR Program this fiscal year.

<Consumer Healthcare Business>
TOPICS: New TV Commercials and Education Activities
Takeda Consumer Healthcare Company Limited (TCHC), which is mainly responsible for the group’s consumer healthcare business in Japan, began the screening of new TV commercials for the “Benza Block Plus” series (designated class 2 pharmaceuticals), from which consumers can choose depending on their cold symptoms (nose, throat, fever), from September 23.
With the slogan “an early dose of Benza Block Plus, targeted at your cold,” this fiscal year’s commercials feature appearances from Haruka Ayase, as well as the comedy trio Tokyo 03. The TV commercials liken the progress of a cold to an incident, and carry the messages “Benza Block Plus, with a choice of three colored varieties suited to each symptom type” and “for best results, take the Benza Block Plus suited to your symptom type, before the cold symptoms progress” to our many customers.
In addition, as part of the education activities on butyrate-producing bacteria and butyrate in which TCHC are engaged as sole agent for the intestinal regulation brand Bio-Three (designated quasi-drug), we established the Daichokatsu Consortium on September 24, together with Teijin Limited, Toa Pharmaceutical Co., Ltd. and Morinaga Milk Industry Co., Ltd.
The Daichokatsu Consortium is an educational business partnership across industries, made up of companies that sell beneficial bacteria which help to improve the intestinal environment of the large intestine such as butyrate-producing bacteria and bifidobacteria, as well as water-soluble dietary fiber. It aims to contribute to lengthening healthy life, through “Daichokatsu”: conscious care of the large intestine, a vital part of health and long life. TCHC is working to raise awareness and understanding of the health and importance of the large intestine among the general population, through initiatives such as the Daichokatsu Consortium and TCHC’s independent educational activities on butyrate-producing bacteria and butyrate. For health-conscious customers, TCHC also provides the Bio-Three brand products containing butyrate-producing bacteria (Clostridium butyricum) to strengthen the intestines.

Guidance Notes on the Website    https://www.takeda.com/

The information regarding Takeda Pharmaceutical Company Limited is available at the website above. Details of our research & development activities and results as well as other information are also available on the website.

Memo for Shareholders

Fiscal year	April 1 each year to March 31 of the following year
Ordinary General Meeting of Shareholders	June each year
Reference dates	Ordinary General Meeting of Shareholders	March 31 each year
	Term-end dividend	March 31 each year
	Interim dividend	September 30 each year
Number of shares per share unit	100 shares
Transfer agent and Administrator of the Special Account	4-5, marunouchi1-chome, Chiyoda-ku, Tokyo Mitsubishi UFJ Trust and Banking Corporation
Inquiries	Mitsubishi UFJ Trust and Banking Corporation Osaka Corporate Agency Division 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502 0120-094-777 (toll-free number)
Methods used for public notices
Electronic public notice
Public notices are published on the website: https://www.takeda.com/jp/investors/public-notice/
However, if the Company is unable to make public notices
by electronic means due to breakdown or other unavoidable
reason, public notices will be published in the Nihon Keizai Shimbun.

Takeda Pharmaceutical Company Limited
https://www.takeda.com/